UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

(Commission File No. 001-32305)

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ITAÚ CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On February 11, 2019, Itaú Corpbanca published on its website its results as of and for the month ended January 31, 2019 and 2018, which are attached hereto as Exhibit 99.1.

On February 11, 2019, Itaú Corpbanca issued a press release announcing that it will release its results for the fourth quarter ended December 31, 2018, before the market opens in New York on Thursday, February 28, 2019, and inviting investors to join a conference call regarding the results on Friday, March 1, 2019. The press release is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Gabriel Moura
Name:	Gabriel Moura
Title:	Acting Chief Executive Officer

Date: February 12, 2019.

EXHIBIT INDEX

Exhibit	Description
99.1	Itaú Corpbanca’s results as of and for the month ended January 31, 2019 and 2018.
99.2	Press release dated February 12, 2019.